This Prospectus Supplement filed pursuant to Rule 424(b)(3)
Registration No. 33-116476

$280,000,000

Alliant Techsystems Inc.

2.75% Convertible Senior Subordinated Notes due 2024
Prospectus Supplement
to Prospectus dated April 5, 2005

        This prospectus supplement relates to resales of our 2.75% Convertible Senior Subordinated Notes due 2024. This is a supplement to the prospectus dated April 5, 2005.

        This prospectus supplement contains updated information with respect to the selling securityholder named below, which is already listed in the prospectus. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement updates certain information in the prospectus and, accordingly, supersedes that information contained in the prospectus.

        Investing in the notes and the common shares issuable upon their conversion involves risks. See "Risk Factors" beginning on page 9 of the prospectus dated April 5, 2005.

        The notes and the shares of our common stock issuable upon their conversion have not been approved or recommended by any U.S. federal, state or foreign securities commission or regulatory authority. Furthermore, those authorities have not been requested to confirm the accuracy or determine the adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

        The listing for Excelsior Master Fund L.P. in the Selling Securityholders table under the section titled "Selling Securityholders" on page 65 of the prospectus dated April 5, 2005, is amended by this prospectus supplement to increase the principal amount of notes beneficially owned and the number of shares of common stock registered hereby on behalf of Excelsior Master Fund L.P. The amendment is as follows:

Name	Aggregate Principal Amount of Notes that May be Sold	Percentage of Notes Outstanding	Common Stock Owned Prior to Conversion	Common Stock Registered Hereby(1)
Excelsior Master Fund L.P.(26)	1,000,000	*	—	11,326

*
Less than 1%

(1)
Assumes conversion of all of the holder's notes at a conversion rate of 12.5392 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate will be subject to adjustment as described under "Description of Notes—Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(26)
This selling securityholder is a partnership and its general partner is Excelsior Capital Management LLC. The shareholders of Excelsior Capital Management LLC are Edward E. Lees, James A. White, Jr. and Robert Jordan, who have shared voting and dispositive power over the securities of this selling securityholder.

The date of this prospectus supplement is May 6, 2005.